Descartes Files its Intention to Launch a Conditional Voluntary Cash Tender Offer to Acquire all Outstanding Shares of Porthus at a Price of EUR 12.50 per Share

WATERLOO, Ontario, Canada — 14 December 2009 — The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG), a federated global logistics network, has, through its wholly-owned subsidiary (“Descartes”), filed with the CBFA (the Belgian banking and finance supervisory authority) its intention to launch a conditional voluntary cash tender offer (the “Offer”) to acquire all outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share, as well as all outstanding warrants of Porthus.

The cash Offer price of EUR 12.50 per share represents a premium of approximately 20% to the closing price of Porthus’ shares on NYSE Alternext Brussels on December 11, 2009 and a premium of 23% to the average closing price of Porthus’ shares for the one-month period ended December 11, 2009.

The cash Offer price for outstanding warrants is EUR 12.33 per warrant issued pursuant to Porthus’ April 21, 2000 warrant plan and EUR 20.76 per warrant issued pursuant to Porthus’ November 7, 2001 warrant plan.

As of December 11, 2009, Porthus had 2,348,790 outstanding shares and 23,759 warrants convertible into 71,277 additional shares. Depending on the number of warrants exercised for shares prior to closing, the aggregate consideration payable by Descartes as part of the Offer would be between approximately EUR 29.7 million (equivalent to approximately USD 43.7 million) and EUR 30.3 million (equivalent to approximately USD 44.6 million). The consideration will be paid by Descartes from its available cash on-hand.

The Offer is conditional on Descartes acquiring 95% of Porthus’ outstanding shares and there being no material adverse change to Porthus or its business prior to closing. Subject to the approval of the CBFA, the Offer is expected to commence by the end of January 2010. Assuming closing conditions are satisfied, the proposed acquisition is expected to close by the end of March 2010.

Porthus’ Board of Directors and Executive Management have expressed their unanimous support for this Offer, subject to the approval of the prospectus by the CBFA. Porthus’ board will provide its formal response to the Offer in the memorandum in reply included in the prospectus. The availability of the prospectus and the memorandum in reply will be announced in a press release at a later date.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6     | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |

Certain shareholders of Porthus, holding 51.8% of the shares of Porthus, including the reference shareholder Saffelberg Investments and all Executive Management, have committed to support the Offer and tender their shares to Descartes in the Offer. These shareholders have also granted Descartes a call option to acquire their shares at EUR 12.50 per share.

In a joint statement, Porthus’ Chairman, Peter Hinssen, and CEO, Luc Burgelman, expressed their support for the intended takeover bid: “As the market for Trade Management Solutions is rapidly globalizing, it makes perfect sense to us to combine forces of two of the sector’s pioneers on both sides of the Atlantic. We believe this transaction offers the best growth opportunities for our teams, customers and partners and brings an outstanding platform that can help improve logistics processes for our combined customers.”

Said Descartes’ CEO, Arthur Mesher, “In a global economy, our mutual customers are looking for solutions that help them address complex requirements in numerous jurisdictions. By extending Descartes’ Global Logistics Network community and infrastructure in Europe, we believe that we will be in a better position to serve our customers’ current and future needs.”

ING is acting as financial advisor to Descartes in relation to the proposed transaction, as well as centralising agent for the Offer. CIBC World Markets Inc. is also acting as financial advisor to Descartes in connection with the proposed transaction. KBC Securities is acting as financial advisor to Porthus in relation to the proposed transaction.

About Porthus
Porthus (NYSE Alternext: ALPTH) is a leading provider of Global Trade Management solutions, enabling organizations to manage complex business processes across the supply chain. Porthus uses innovative technologies to allow its customers to interact and conduct business with multiple trade partners using its networked platform. Porthus develops, hosts and manages software applications on this central multi-enterprise platform. The company delivers its Global Trade Management solutions to over 1,000 companies based in Europe and beyond. Porthus is headquartered in Lier (Antwerp), Belgium. The company has offices in Belgium (Lier and Ghent), the Netherlands (Hoofddorp and Eindhoven) and Slovakia (Namestovo and Zilina). Porthus has approximately 170 employees.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes' offerings is the Descartes Global Logistics Network (GLN), one of the world's most extensive multi-modal business applications network. As a federated platform, the Descartes GLN combines with component-based 'nano' sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes' solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes' hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 400 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Montreal, Miami,

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6     | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |

Minneapolis, Washington DC, Derby, London, Stockholm, Shanghai, and Toronto. For more information, visit www.descartes.com.

For further information please contact:
Porthus
Ina Suffeleers
Corporate Communications &  Investor Relations Manager
Telephone: +32 (0) 3 800 06 30
Mobile: +32 (0) 495 59 02 32
Email: ina.suffeleers@porthus.com

Descartes Systems Group
Laurie McCauley
Telephone: +1 519 746 6114 ext.2358
Email: investor@descartes.com

or

Nicole German
Vice President, Marketing & Communications
Mobile: 1 416 816 5251
Email: ngerman@descartes.com

Safe Harbour Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the Offer; the impact of the Offer on Porthus and Descartes’ businesses and ability to serve customers; the timing of the commencement of the Offer and the closing of the transaction; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability to successfully complete the Offer; the ability to integrate Porthus and Descartes; the impact of foreign currency exchange rates; the ability to predict expenses associated with and revenues from the combined businesses; applicable stock exchange and regulatory approvals; ability to retain or obtain sufficient capital to execute on future business strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; and other factors and assumptions including those included in the section entitled, “Certain Factors That May Affect Future Results” in documents filed by Descartes with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any such risks actually occur, they could materially adversely affect the Offer or the business, financial condition or results of operations of Porthus and/or Descartes. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Neither Porthus nor Descartes undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |